Exhibit 21.1

SUBSIDIARIES OF LENDINGCLUB CORPORATION

The following are the direct subsidiaries of LendingClub Corporation as of December 31, 2017, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries (a wholly owned subsidiary)	State of Incorporation
Consumer Loan Underlying Bond Depositor LLC	Delaware
Consumer Loan Underlying Bond Credit Trust 2017-P2, LLC	Delaware
Consumer Loan Underlying Bond Grantor Trust 2017-P2, LLC	Delaware
LendingClub Asset Management, LLC	Delaware
LendingClub Operated Aggregator Note NP I, LLC	Delaware
LendingClub Warehouse I LLC	Delaware
Springstone Financial, LLC	Delaware